SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2010

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Circular regarding Renewal of Continuing Connected Transaction, dated September 8, 2010.	A-1

1.2	Notice of the Extraordinary General Meeting, dated September 8, 2010.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 9, 2010	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

3

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RENEWAL OF CONTINUING CONNECTED TRANSACTION

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

A letter from the Board is set out on pages 7 to 15 of this circular. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 16 to 17 of this circular. A letter from ING Bank N.V. containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 18 to 28 of this circular.

A notice dated 8 September 2010 convening the EGM of the Company to be held at 31 Jinrong Street, Xicheng District, Beijing, PRC on 25 October 2010 at 10:00 a.m. is set out on pages 32 to 33 of this circular. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

8 September 2010

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Agreements”	the Telecom CDMA Lease, the Interconnection Settlement Agreement, the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement and the Supplies Procurement Services Framework Agreement

“Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“Annual Caps”	the maximum aggregate annual values

“ARPU”	average revenue per user per month

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“Capacity”	capacity on the constructed CDMA Network required by the Company to operate the CDMA Service measured in terms of the actual number of subscribers

“CDMA”	Code Division Multiple Access Technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, including all upgrades to such technology from time to time

“CDMA Network”	the CDMA cellular telecommunications network owned by China Telecommunications Corporation and operated by the Company

DEFINITIONS

“CDMA Service”	the service of providing, operating or marketing the provision of CDMA telecommunications business by the Company

“CDMA Service Revenue”	the service revenue generated by the Company in the course of operating its CDMA telecommunication business which shall be calculated by the total revenue from the CDMA Service under IFRS minus any upfront non-refundable revenue arising out of the CDMA Service and any revenue from sale of telecommunication products in connection with the CDMA Service

“Centralised Services Agreement”	the Centralised Services Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Community Services Framework Agreement”	the Community Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

DEFINITIONS

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to consider and, if thought fit, to approve the continuing connected transactions contemplated under the Telecom CDMA Lease and its supplemental agreement and the Annual Caps applicable thereto

“Engineering Framework Agreement”	the Engineering Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“Group”	the Company, together with all of its subsidiaries

“H Shares”	the ordinary shares issued by the Company, with a Renminbi denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

“HK$” or “HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this circular are translated from Renminbi at HK$1.00 = RMB0.88. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“IFRS”	International Financial Reporting Standards promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards and Interpretations

DEFINITIONS

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, formed to advise the Independent Shareholders in respect of the Telecom CDMA Lease

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company

“ING” or “Independent Financial Adviser”	ING Bank N.V., acting as the independent financial adviser, a registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

“Interconnection Settlement Agreement”	the Interconnection Settlement Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“IT Services Framework Agreement”	the IT Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“Latest Practicable Date”	3 September 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Listed Service Areas”	Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Guizhou, Gansu and Qinghai provinces, and Beijing, Shanghai, Chongqing and Tianjin municipalities, and the Guangxi Zhuang, Xinjiang Uygur, and the Inner Mongolia, Ningxia Hui, and Xizang autonomous regions and other areas as may be agreed between the Company and China Telecommunications Corporation

“MIIT”	Ministry of Industry and Information Technology of the PRC

“MOU”	average minutes of usage per user per month

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“Property Leasing Framework Agreement”	the Property Leasing Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	the supervisor(s) of the Company

“Supplies Procurement Services Framework Agreement”	the Supplies Procurement Services Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

DEFINITIONS

“Telecom CDMA Lease”	the CDMA network capacity lease agreement dated 27 July 2008 signed between the Company and China Telecommunications Corporation, as amended by its supplemental agreement dated 25 August 2010

FORWARD-LOOKING STATEMENTS

Certain statements contained in this circular may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward- looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

LETTER FROM THE BOARD

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Wang Xiaochu	31 Jinrong Street
Shang Bing	Xicheng District
Wu Andi	Beijing 100033, PRC
Zhang Jiping
Zhang Chenshuang	Place of business in Hong Kong:
Yang Xiaowei	38th Floor
Yang Jie	Dah Sing Financial Centre
Sun Kangmin	108 Gloucester Road
Wanchai, Hong Kong

Non Executive Director:
Li Jinming

Independent Non-executive Directors:

Wu Jichuan

Qin Xiao

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

8 September 2010

To the Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTION

INTRODUCTION

Reference is made to the announcement dated 25 August 2010, in which the Board announced that the Company and China Telecommunications Corporation have entered into supplemental agreements on 25 August 2010 to renew the Telecom CDMA Lease and other Agreements in accordance with their respective provisions for a further term of two years expiring on 31 December 2012.

LETTER FROM THE BOARD

As China Telecommunications Corporation is the Company’s controlling shareholder, holding approximately 70.89% of the issued share capital in the Company, China Telecommunications Corporation is a connected person of the Company and the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the proposed Annual Caps for the transactions contemplated under the Telecom CDMA Lease are expected to exceed the 5% threshold under Rule 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements contained in Rule 14A of the Listing Rules.

Details of the Telecom CDMA Lease and other Agreements will also be disclosed in the Company’s next published annual report and accounts, as required under Rule 14A.46 of the Listing Rules.

An Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, has been formed to advise the Independent Shareholders in respect of the Telecom CDMA Lease. The Company has appointed ING Bank N.V. to advise the Independent Board Committee and the Independent Shareholders in respect of the Telecom CDMA Lease.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, is included in the section “Letter from the Independent Board Committee” in this circular) is of the view that the Telecom CDMA Lease and its supplemental agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that they, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The purpose of this circular is to provide you with information regarding the resolution to be approved at the EGM relating to the Telecom CDMA Lease and its supplemental agreement and the continuing connected transactions contemplated thereunder.

CONTINUING CONNECTED TRANSACTIONS WITH CHINA TELECOMMUNICATIONS CORPORATION UNDER THE TELECOM CDMA LEASE

The Independent Shareholders of the Company approved, amongst other things, the continuing connected transactions contemplated under the Telecom CDMA Lease and Annual Caps applicable thereto, at an extraordinary general meeting of the Company convened on 16 September 2008.

LETTER FROM THE BOARD

Telecom CDMA Lease

Pursuant to the Telecom CDMA Lease, China Telecommunications Corporation has agreed to lease the Capacity under the CDMA Network to the Company and the Company shall have the exclusive right to use and operate the CDMA Network to provide CDMA Services in the Listed Service Areas. The Telecom CDMA Lease will expire on 31 December 2010 and can be renewed at the option of the Company on the same terms, except as to the term, lease fee and minimum annual lease fee to be agreed between the Company and China Telecommunications Corporation, by the Company giving not less than 180 days’ written notice to China Telecommunications Corporation on or before 31 December 2010.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Telecom CDMA Lease in accordance with its provisions for a further term of two years expiring on 31 December 2012.

Lease Fee and Minimum Annual Lease Fee

Pursuant to the Telecom CDMA Lease (as amended by its supplemental agreement), the lease fee for the Capacity under the CDMA Network shall be 28% of the audited CDMA Service Revenue. For the year ending 31 December 2011 and 2012, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecommunications Corporation in the previous year.

The lease fee shall be calculated on the basis of the unaudited CDMA Service Revenue of the Company during each quarter and shall be paid quarterly in arrears by the Company to China Telecommunications Corporation within 30 days following the end of each quarter (the “Quarterly Lease Fee”). The Company shall issue a report in respect of its unaudited quarterly CDMA Service Revenue to China Telecommunications Corporation within 20 days from the end of each quarter. The report shall be prepared in an appropriate format and contain the unaudited quarterly CDMA Service Revenue of the Company and the quarterly lease fee payable by the Company, calculated on the basis of the unaudited quarterly CDMA Service Revenue.

After the Company finalises its annual audited financial statements, China Telecommunications Corporation and the Company shall adjust the lease fee as soon as practicable as follows:

(i)	if the lease fee of any year calculated on the basis of the audited CDMA Service Revenue as set out in the audited financial statements (the “Annual Lease Fee”) is greater than the sum of the Quarterly Lease Fee, the Company shall pay the difference to China Telecommunications Corporation as soon as practicable; and

(ii)	if the Annual Lease Fee is less than the sum of the Quarterly Lease Fee, China Telecommunications Corporation shall refund the difference to the Company as soon as practicable.

LETTER FROM THE BOARD

Provided that, if the total lease fee paid by the Company in respect of the relevant year pursuant to the above payment adjustment is less than any applicable minimum annual lease fee, China Telecommunications Corporation does not have to refund the amount in (ii) above and the Company shall pay an additional amount (where applicable) to China Telecommunications Corporation as soon as practicable so that the total lease fee paid for the year is not less than the applicable minimum annual lease fee (if any).

The lease fee under the Telecom CDMA Lease was determined and agreed between the Company and China Telecommunications Corporation after arm’s length negotiations with reference to the number of CDMA subscribers, the MOU and ARPU of such CDMA subscribers, the estimated CDMA Service Revenue, estimated total depreciation and amortisation and relevant financial charge as a percentage of revenue of peer companies.

Discount for Delay

Subject to certain exceptions, including delay caused by a force majeure event, a material breach of the Telecom CDMA Lease by the Company or as a result of compliance by China Telecommunications Corporation with applicable laws and regulations, if China Telecommunications Corporation fails to provide any Capacity which affects the provision of services by the Company, China Telecommunications Corporation shall be liable to provide a discount for delay to the lease fee to the Company, calculated as follows:

	Number of CDMA		delay period		ARPU of CDMA
Discount for delay =	subscribers of the Company	x		x	subscribers
	affected by the delay		(number of days)		the number of days in the relevant month

In the above formula, the “number of CDMA subscribers of the Company affected by the delay” shall be determined by the Company with the support of reports and substantive evidence; the “ARPU of CDMA subscribers” shall be the average monthly ARPU figure of the CDMA subscribers in the affected areas for the three months immediately prior to the delay, as calculated and determined by the Company.

Discount for delay shall be set off against the next instalment of lease fee to be made by the Company to China Telecommunications Corporation.

Network Construction Costs and Operating Costs

China Telecommunications Corporation shall be responsible for the planning, finance and construction of the CDMA Network and shall ensure that the CDMA Network is constructed in accordance with the detailed design standards, specifications and timetable agreed between the Company and China Telecommunications Corporation. All payments, costs, expenses and amounts paid or incurred by China Telecommunications Corporation that are directly attributable to the construction of each phase of the CDMA Network, capitalised interest on loans, any taxes levied or paid in respect of the equipment procurement and the construction of the CDMA Network and all costs incurred in relation to any re-configuration, upgrade, enhancement or modification to technology (together, the “Network Construction Costs”) shall be borne by China Telecommunications Corporation. Such cost shall be audited and verified by the Company and its auditors.

LETTER FROM THE BOARD

The Company shall be responsible for the operation, management and maintenance of the CDMA Network in accordance with the Telecom CDMA Lease. The Capacity Maintenance Related Costs (as defined below) shall be shared between the Company and China Telecommunications Corporation and calculated as follows:

(a)	the percentage of operating cost borne by China Telecommunications Corporation:

	(		)
Total number of actual CDMA
Total Capacity –		subscribers of the Company at the end of the month prior to the occurrence of the cost
90%
Total Capacity

(b)	the percentage of operating cost borne by the Company:

(		)
the Company at the end of the month prior to the occurrence of the cost 90%
Total Capacity

The “Capacity Maintenance Related Costs” referred to above mean the rental fees for the exchange centres and the base stations and other related fees such as water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature. Other costs relating to the operation and management of the CDMA Network shall be borne by the Company.

Purchase Option

China Telecommunications Corporation has granted to the Company an option to purchase the CDMA Network (the “Purchase Option”) under the Telecom CDMA Lease. The Purchase Option may be exercised, at the discretion of the Company, at any time during the term of the Telecom CDMA Lease or within one year after the expiry of the Telecom CDMA Lease. No premium has been paid or will be payable by the Company for the grant of the Purchase Option.

LETTER FROM THE BOARD

The Company and China Telecommunications Corporation will discuss and negotiate the purchase price with reference to the appraised value of the CDMA Network determined in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that the purchase price shall not be greater than such price as would, taking into account all lease fee payments made by the Company under the Telecom CDMA Lease and all discounts for delay, enable China Telecommunications Corporation to recover its investment in the CDMA Network together with an internal rate of return on its investment of 8%.

Reasons for and Benefits of the Transactions Contemplated under the Telecom CDMA Lease

The Telecom CDMA Lease provides the Company with the exclusive right to use and operate an existing nationwide CDMA Network in the PRC owned by China Telecommunications Corporation, which will support and facilitate the provision of the CDMA telecommunications service by the Company, and provide the Company with the benefit from the fast-growing, attractive and profitable PRC mobile telecommunications market.

Under the Telecom CDMA Lease, China Telecommunications Corporation shall be responsible for making further investments into the CDMA Network to increase network capacity and improve network quality and functionality to support the Company to compete in the highly competitive PRC mobile telecommunications market and such investment costs will be borne by China Telecommunications Corporation, while the lease fee is payable by the Company with reference to the CDMA Service Revenue. As the annual lease fee is determined with reference to the CDMA Service Revenue, it will allow the Company to better estimate leasing costs, reduce operating risks and will avoid the Company having to incur depreciation and finance charges which may in turn result in saving of operating costs.

Under the Telecom CDMA Lease, the Telecom CDMA Lease is renewable at the option of the Company and the Company is also granted the Purchase Option which may be exercised at any time by the Company during the term of the Telecom CDMA Lease or within one year after the termination or expiry of the Telecom CDMA Lease. Such an arrangement will provide the Company with greater flexibility to utilise its resources in the most efficient way and to enhance shareholder value.

LETTER FROM THE BOARD

Annual Caps

Under Rule 14A.35(2) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The Annual Caps for the years ending 31 December 2011 and 31 December 2012, for the transactions contemplated under the Telecom CDMA Lease are set out below:

Agreement	Audited historical amount for the year from 1 January to 31 December 2009	Unaudited historical amount for the period from 1 January to 30 June 2010	Annual Cap for the year ending 31 December 2010	Annual Cap for the year ending 31 December 2011	Annual Cap for the year ending 31 December 2012
Telecom CDMA Lease	RMB7,220 million (equivalent to HKD8,205 million)	RMB5,902 million (equivalent to HKD6,707 million)	RMB35,000 million (equivalent to HKD39,773 million)	RMB21,000 million (equivalent to HKD23,864 million)	RMB33,000 million (equivalent to HKD37,500 million)

As far as the Directors are aware, none of the Annual Caps applicable to the Telecom CDMA Lease for the year ending 31 December 2010 has been exceeded as at the Latest Practicable Date. The consideration under the Telecom CDMA Lease will be satisfied in cash and no payment will be made on a deferred basis.

Each of the Annual Caps of the Telecom CDMA Lease for the two years ending 31 December 2011 and 31 December 2012 have been determined by reference to the existing scale and operations of the Company’s CDMA operation, the historical lease fee and operating costs, and the business plan of the Company for the future two years.

The Annual Cap for the year ending 31 December 2011 decreased comparing with the existing Annual Cap for the year ending 31 December 2010 mainly because the Company is now in a better position to estimate the lease fee based on the historical CDMA Service Revenue for the years since October 2008.

The increase in the Annual Cap for the year ending 31 December 2012 is mainly attributable to the anticipated continuing growth and expansion of the Company’s CDMA operation and increase of the lease fee. Since the Company commenced operations of the CDMA Service using the CDMA Network leased from China Telecommunications Corporation in October 2008, the CDMA operation has undergone robust growth and the scale of operations continues to expand. The mobile subscribers of the Company increased by 18.43 million in the first half of 2010 and the total number has reached 74.52 million, mobile service revenue amounted to RMB22,770 million, an increase of 77.7% from the previous year. It is anticipated that the continuing rapid growth of the scale and revenue of the CDMA Service will lead to a sharp increase of the lease fee for the Capacity under the CDMA Network accordingly.

LETTER FROM THE BOARD

CONNECTION BETWEEN THE PARTIES AND LISTING RULES IMPLICATIONS

As China Telecommunications Corporation is the Company’s controlling shareholder, holding 70.89% of the issued share capital of the Company, China Telecommunications Corporation is a connected person of the Company and the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the proposed Annual Caps for the transactions contemplated under the Telecom CDMA Lease are expected to exceed the 5% threshold under Rule 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements contained in Rule 14A of the Listing Rules.

Details of the Telecom CDMA Lease and other Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rule 14A.46 of the Listing Rules.

BOARD OPINION

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, is included in the section “Letter from the Independent Board Committee” in this circular) is of the view that the Telecom CDMA Lease and its supplemental agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that they, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

None of the Directors has a material interest in the transactions contemplated under the Agreements and no Director was required to abstain from voting on the relevant board resolutions in relation to the approval of the Agreements.

THE EGM

A notice convening the EGM of the Company to be held at 31 Jinrong Street, Xicheng District, Beijing, PRC on 25 October 2010 at 10:00 a.m. is set out on pages 32 to 33 of this circular, at which an ordinary resolution will be proposed to approve the continuing connected transactions contemplated under the Telecom CDMA Lease (as amended by its supplemental agreements) and the Annual Caps applicable thereto.

Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any shareholder and its associates with a material interest in relevant continuing connected transactions are required to abstain from voting on the relevant resolution at the EGM. Accordingly, as at the Latest Practicable Date, China Telecommunications Corporation and its associates were interested in 57,377,053,317 shares in the Company, representing approximately 70.89% of the entire issued share capital of the Company and are therefore required to abstain from voting on the resolution at the EGM.

LETTER FROM THE BOARD

The relevant forms of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to complete and return the attendance slip to the Company on or before 4 October 2010.

Whether or not Shareholders are able to attend the EGM, they are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to (for holders of domestic shares of the Company) the Company’s office of the Board of Directors, 31 Jinrong Street, Xicheng District, Beijing 100033, PRC or (for holders of H Shares) Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, has been formed to advise the Independent Shareholders in respect of the Telecom CDMA Lease. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 16 to 17 of this circular.

The Company has appointed ING Bank N.V. to advise the Independent Board Committee and the Independent Shareholders in respect of the Telecom CDMA Lease. A letter from ING Bank N.V. containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 18 to 28 of this circular.

ADDITIONAL INFORMATION

Shareholders’ attention is drawn to the notice of the EGM set out on pages 32 to 33 of this circular and the additional information set out in the appendix to this circular.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

8 September 2010

To the Independent Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTION

We refer to the circular (the “Circular”) dated 8 September 2010 issued by the Company to its shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 25 August 2010 the Board announced that the Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Telecom CDMA Lease in accordance with its provisions for a further term of two years expiring on 31 December 2012.

The Independent Board Committee was formed in order to make a recommendation to the Independent Shareholders as to whether, in its view, the terms of the Telecom CDMA Lease and its supplemental agreement are fair and reasonable so far as the Independent Shareholders are concerned, and whether or not the Telecom CDMA Lease and its supplemental agreement and the transactions contemplated thereunder are in the interest of the Company and the Shareholders as a whole, and whether the proposed Annual Caps for the Telecom CDMA Lease for the years ending 31 December 2011 and 31 December 2012 are fair and reasonable. ING Bank N.V. has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the terms and Annual Caps of the Telecom CDMA Lease.

The terms of, and the reasons for entering into the Telecom CDMA Lease, and the Annual Caps applicable thereto are set out in the Letter from the Board on pages 7 to 15 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

As your Independent Board Committee, we have discussed with the management of the Company the reasons for entering into the Telecom CDMA Lease and the basis upon which the terms and Annual Caps have been determined. We have also considered the key factors taken into account by the Independent Financial Adviser in arriving at its opinion regarding the terms and Annual Caps of the Telecom CDMA Lease, as set out in the letter from the Independent Financial Adviser on pages 18 to 28 of the Circular, which we urge you to read carefully.

The Independent Board Committee, after taking into account, among other things, the advice of the Independent Financial Adviser, concurs with the views of the Independent Financial Adviser and considers that the terms of the Telecom CDMA Lease and its supplemental agreement are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and the proposed Annual Caps for the Telecom CDMA Lease for the years ending 31 December 2011 and 31 December 2012 are fair and reasonable. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the continuing connected transactions contemplated under the Telecom CDMA Lease and its supplemental agreement, as detailed in the notice of the EGM set out at the end of the Circular.

Yours faithfully,
Wu Jichuan
Qin Xiao
Tse Hau Yin, Aloysius
Cha May Lung, Laura
Xu Erming
Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter prepared by ING setting out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in this circular.

39/F One International Finance Centre,

1 Harbour View Street, Central, Hong Kong

8 September 2010

To the Independent Board Committee and Independent Shareholders

of China Telecom Corporation Limited

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTION

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of (i) the renewal of the CDMA network capacity lease agreement (the “Telecom CDMA Lease”); and (ii) the proposed annual caps for the years ending 31 December 2011 and 2012 for the Telecom CDMA Lease (the “CDMA New Caps”) (collectively the “Transactions”). Details of the Transactions are set out in the circular of the Company dated 8 September 2010 (the “Circular”), of which this letter forms part.

This letter sets out our evaluation of the Transactions and our recommendation in relation thereon to the Independent Board Committee and the Independent Shareholders, and is prepared for inclusion in the Circular. Unless otherwise defined, all terms defined in the Circular shall have the same meanings herein.

China Telecommunications Corporation is the controlling shareholder of the Company, holding 70.89% of the issued share capital of the Company. Accordingly, China Telecommunications Corporation is the connected person of the Company and the Transactions constitute non-exempt continuing connected transactions for the Company and are subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company will convene the EGM for the Shareholders to consider and if deemed fit, approve the resolutions in respect of the Transactions. In accordance with the Listing Rules, China Telecommunications Corporation and its associates (as defined in the Listing Rules) will abstain from voting on the resolution in respect of the Transactions at the EGM. Any vote of the Independent Shareholders at the EGM shall be taken by a poll.

ING is independent from, and not connected with, the Company or any of its substantial shareholders, directors, chief executive, or any of their respective associates, and is accordingly considered qualified to give independent advice to the Independent Board Committee and the Independent Shareholders.

We were neither a party to the negotiations entered into by the Company in relation to the Transactions, nor were we involved in the deliberations leading up to the decision of the Directors to enter into the Transactions. We do not, by this letter, warrant the merits of the Transactions, other than to form an opinion, for the purpose of Chapter 14A of the Listing Rules, on whether the terms of the Transactions are fair and reasonable and that the entering into of the Transactions is in the ordinary and usual course of business, on normal commercial terms, and in the interests of the Company and its Shareholders as a whole.

BASIS OF ADVICE

In formulating our opinion and recommendation with regards to the Transactions, we have reviewed, among others, the Circular, the Telecom CDMA Lease and annual reports of the Company. We have considered information, statements, opinions and representations, given in writing and orally, by the management of the Company (the “Management”). We also reviewed research studies, market data and publicly available information as we deemed necessary. We have relied, without assuming any responsibility for independent verification, on the information and the facts about the Telecom CDMA Lease and the Company as supplied by the Management, as well as research studies, market data and publicly available information. We have assumed that all statements, information, opinions and representations made to us or contained or referred to in the Circular provided by the Company are true, accurate, and complete in all material respects at the time they were made and continue to be so as at the date hereof and that we have relied on the same.

We have been advised by the Management that all material relevant information has been supplied to us and believe that no material facts have been withheld or omitted from the information provided and referred to in the Circular. We have assumed that all statements of belief, opinion and intention made by the Management as set forth in the Circular were reasonably made after due and careful enquiries and that there are no other facts or representations, the omission of which would make any statement, information, opinion or representation in the Circular, including this letter, misleading in any material respects. With respect to any financial forecasts, we have assumed that such forecasts have been prepared on bases reflecting reasonable estimates and judgments as to the future financial performance of the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion and recommendation. We are not aware of, and have no reason to suspect that, any facts or circumstances which would render the information provided or the representations made to us untrue, inaccurate or misleading in any material respects, nor do we suspect that any material facts have been omitted or withheld from the information supplied in the Circular. We have not, however, carried out any independent verification of the information provided to us by the Management, or conducted any form of investigation into the commercial viability or the future prospects of the businesses and affairs of the Company, China Telecommunications Corporation and their respective associates. We have further assumed that all material governmental, regulatory, or other consents and approvals necessary for the effectiveness and implementation of the Transactions have been or will be obtained without any delay, limitation, restriction or condition or otherwise which may have any adverse effect on the business of the Company or the contemplated benefits of the Company.

We have not commented on the merits or otherwise of the Transactions other than to form an opinion, solely from a financial point of view, as to fairness and reasonableness of the Transactions for the purpose of making a recommendation to the Independent Board Committee and the Independent Shareholders. We have not assumed any responsibility for any aspect of the work that any professional advisers have produced in relation to the Transactions and we have assumed as true and accurate and not misleading any work produced by such advisers. We have not provided, obtained or reviewed any tax, regulatory, accounting, actuarial or other advice and as such assume no liability or responsibility in connection therewith. Accordingly, in providing our opinion, we have not taken into account the possible implications of any such advice.

Our opinion is necessarily based upon the financial, economic, market, regulatory, legal and other conditions as they exist on, and the facts, information and opinions made available to us as of the date of this letter. We disclaim any undertaking or obligation to advise any person of any change or subsequent development in any fact or matter affecting the opinions expressed herein which may come or be brought to our attention after the date hereof and we do not have any obligation to update, revise, or reaffirm this letter.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation regarding the Transactions, we have taken into account the following principal factors and reasons:

1.	Historical relationships between the Company and China Telecommunications Corporation

The Company was incorporated in the PRC in September 2002. As part of its initial restructuring, China Telecommunications Corporation’s telecommunication operations in Shanghai municipality, Guangdong province, Jiangsu province and Zhejiang province, together with related assets and liabilities, were transferred to the Company. After its initial public offering of H Shares and listing on the Stock Exchange and the New York Stock Exchange in November 2002, the Company acquired a number of telecommunications businesses and assets from China Telecommunications Corporation, as well as the CDMA telecommunications business from China Unicom Limited and China Unicom Corporation Limited. Today, the Group is an integrated information service provider with full-service capabilities, providing basic telecommunications services such as wireline telecommunications services and mobile telecommunications services, and value-added telecommunications services such as internet access services and information services in the PRC.

China Telecommunications Corporation, a state-owned enterprise established under the laws of the PRC on 17 May 2000, is the controlling shareholder of the Company, holding 70.89% of the issued share capital of the Company. Its principal business is the investment holding of companies involved in the provision of telecommunications services and specialised telecommunications support services in the PRC.

The Group has entered into various agreements with China Telecommunications Corporation and its provincial subsidiaries relating to the mutual provision of ongoing telecommunications and other services since 2002. These ongoing transactions include engineering services, ancillary telecommunications services, interconnection settlement, centralised services, information technology services, community services, supplies procurement services and property leasing. In addition, the Company entered into the Telecom CDMA Lease with China Telecommunications Corporation, effective from 1 October 2008 to 31 December 2010, to lease the capacity on the constructed CDMA cellular telecommunications network (“CDMA Network”) from China Telecommunications Corporation to provide CDMA mobile communication services.

We note that the Company has had long-term cooperation with China Telecommunications Corporation.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Renewal of the Telecom CDMA Lease

2.1	Terms

The Company and China Telecommunications Corporation entered into the Telecom CDMA Lease on 27 July 2008 with a term expiring on 31 December 2010. The Telecom CDMA Lease can be renewed for further periods as agreed by both parties. The Company and China Telecommunications Corporation have on 25 August 2010 entered into a supplemental agreement to renew Telecom CDMA Lease, in accordance with its provisions, for a further term of two years expiring on 31 December 2012.

Pursuant to the Telecom CDMA Lease, China Telecommunications Corporation agreed to lease the Capacity under the CDMA Network to the Company and the Company shall have exclusive rights to use and operate the CDMA Network to provide CDMA Services in the Listed Service Areas (being Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Guizhou, Gansu and Qinghai provinces, and Beijing, Shanghai, Chongqing and Tianjin municipalities, and the Guangxi Zhuang, Xinjiang Uygur, and the Inner Mongolia, Ningxia Hui, and Xizang autonomous regions and other areas as may be agreed between the Company and China Telecommunications Corporation) during the term of the Telecom CDMA Lease.

Pursuant to the Telecom CDMA Lease, the Company and China Telecommunications Corporation determine the charges payable for the Telecom CDMA Lease based on 28% of the CDMA Service Revenue per year. Such CDMA Service Revenue is calculated by the service revenue generated by the Company in the course of operating its CDMA telecommunication business which shall be calculated by the total revenue from the CDMA Service under IFRS minus any upfront non-refundable revenue arising out of the CDMA Service and any revenue from sale of telecommunication products in connection with the CDMA Service. There is minimal annual leasing fee required for the years ending 31 December 2011 and 2012 (90% of the total amount of the lease fee paid by the Company to China Telecommunications Corporation in the years ending 31 December 2010 and 2011, respectively).

Pursuant to the Telecom CDMA Lease, if China Telecommunications Corporation fails to provide any Capacity which affects the provision of services by the Company, China Telecommunications Corporation shall, subject to certain exceptions, be liable to provide a discount for delay to the lease fee to the Company. In addition, the cost of network construction shall be borne by China Telecommunications Corporation, while the maintenance-related costs shall be shared as agreed between the two parties. Details of the discount for delay, the components of the cost of network construction and the sharing of the maintenance related costs are set out in the “Letter from the Board”.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pursuant to the Telecom CDMA Lease, the Company has the right to purchase the CDMA Network at any time during the term of the lease or within one year after the expiry of the lease. The purchase price shall be negotiated between the Company and China Telecommunications Corporation, with reference to the appraised value of the CDMA Network in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that the purchase price shall not be greater than such price as would, taking into account all lease fee payments made by, and discounts for delays given to, the Company under the Telecom CDMA Lease, enable China Telecommunications Corporation to recover its investment and obtain an internal rate of return of 8% on its investment in the CDMA Network.

We note that there are no changes to the terms of the Telecom CDMA Lease. The Company only seeks to renew the Telecom CDMA Lease for a further term of two years to 31 December 2012.

As stated in the “Letter from the Board” of the Circular, the Directors (not including the Independent Board Committee whose opinion is set out in the “Letter from the Independent Board Committee” in the Circular) are of the opinion that the Telecom CDMA Lease and its supplemental agreement and the transactions contemplated hereunder have been entered into in the ordinary and usual course of business of the Group and on normal commercial terms which are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

2.2	Reasons for the renewal of the Telecom CDMA Lease

The Company began to offer mobile service in the fourth quarter of 2008 using the Capacity leased from China Telecommunications Corporation. The Telecom CDMA Lease will expire on 31 December 2010. The renewal of the Telecom CDMA Lease will provide the Company with the exclusive rights to continue to use and operate the nationwide CDMA Network owned by China Telecommunications Corporation. This will support and facilitate the Company’s operation and development of the CDMA Service.

Telecom CDMA Lease would allow the Company to use the CDMA Network without any immediate payment to acquire related facilities so that the financial burden of the Company would be reduced. In addition, Telecom CDMA Lease also grants the Company the right to purchase the CDMA Network at any time during the term of the lease or within one year after the expiry of the lease and at prices to be agreed between the two parties, which provides high degree of flexibility in term of the timing for the Company to acquire the CDMA Network (if the Company has this plan).

Shareholders should refer to the reasons and benefits considered by the Company in respect of the Transactions in the “Letter from the Board”.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.	CDMA Annual Caps

As set out in the “Letter from the Board” of the Circular, the Company proposes to set the new annual caps for the Telecom CDMA Lease for the years ending 31 December 2011 and 2012 (“CDMA New Caps”).

3.1	Annual Caps for the Telecom CDMA Lease

The table below sets out the actual aggregate amounts transacted during the two years ended 31 December 2008 and 2009 and the six months ended 30 June 2010, the existing annual cap for the year ending 31 December 2010 and the new annual caps for the years ending 31 December 2011 and 2012 in relation to the Telecom CDMA Lease.

Continuing connected transaction	The actual aggregate amount transacted in 2008		The actual aggregate amount transacted in 2009		The actual aggregate amount transacted in six Months ended 30 June 2010		The existing annual cap in 2010	The new annual cap in 2011	The new annual cap in 2012
	(RMB million)		(RMB million)		(RMB million)		(RMB million)	(RMB million)	(RMB million)
	(Audited)		(Audited)		(Unaudited)
CDMA network capacity lease	1,397 (Note	)	7,220 (Note	)	5,902 (Note	)	35,000	21,000	33,000

Note:	After the deduction of the capacity maintenance related costs of RMB107 million, RMB1,163 million and RMB463 million for the years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010, respectively, payable to the Company by China Telecommunications Corporation.

As far as the Directors are aware, the annual cap for the Telecom CDMA Lease for the year ending 31 December 2010 has not been exceeded as at the date of this letter.

3.2	Reasons for the Annual Caps

In determining whether the CDMA New Caps proposed by the Company are fair and reasonable and are in the interests of the Company and its Shareholders as a whole, the Management has provided us with information on the bases for setting the Annual Caps.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We note that the CDMA New Caps for the years ending 31 December 2011 and 2012 is RMB21 billion and RMB33 billion, respectively. The Management has confirmed that the CDMA New Caps are determined with reference to (i) no change expected in the charges payable for the Telecom CDMA Lease, being 28% of the CDMA Service Revenue per year; (ii) the Company’s view of the mobile industry trend, including the increase of mobile service revenue; (iii) the operation costs to be shared between the Company and China Telecommunications Corporation, including CDMA network maintenance costs, the rental fees for the exchange centres and the base stations, and other related fees (such as water and electricity charges, heating charges and fuel charges for the relevant equipment); and (iv) the expected CDMA network capacity lease fees for the years ending 31 December 2011 and 2012, based on the actual figures incurred for the year ended 31 December 2009 and for the six months ended 30 June 2010 respectively.

We have discussed with the Management the basis of determining the CDMA New Caps, the strategies adopted by the Company and the historical performance of the CDMA Service. We are of the view that the CDMA New Caps for the years ending 31 December 2011 and 2012 of RMB21 billion and RMB33 billion, respectively, reflect the Company’s expectation of the growth of the CDMA Service as part of the Group. We note that the CDMA New Cap for the year 2011 is 40.0% lower than the existing annual cap for the year 2010. We further note that the CDMA New Cap for the year 2012 is 57.1% higher than that for the year 2011. This takes into account the Company’s implementation of the integrated packaging operation of wireline, mobile and internet services, insisting on the differentiated development strategy by providing customers with differentiated services, and further capturing the opportunities for the development of mobile internet. We note that by doing this, the Company strives to expand the CDMA subscriber base and achieve profitable scale development.

2009 saw the first full-year impact of the CDMA acquisition and mobile service has become one of the main drivers for the growth of the Group’s operating revenue. The Group achieved total mobile revenue of RMB35,620 million for the year ended 31 December 2009, compared with RMB6,127 million for the year ended 31 December 2008. Mobile revenue accounted for 17.0% of the Company’s operating revenue in 2009. In term of subscribers, the Company added approximately 28 million CDMA subscribers to expand its subscriber base to approximately 56 million by the year ended 31 December 2009, doubling the number with an increase rate of 101.0% from the year ended 31 December 2008. As at 31 December 2009, there were approximately 56 million CDMA subscribers and the Group had approximately 189 million wireline subscribers. We believe that there is a further potential to grow the number of CDMA subscribers by selling to the Group’s existing wireline subscribers.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Table 1: Mobile Service Performance

	For the year ended 31 December
	2008	2009	Increase

Mobile revenue (RMB million)
Voice	3,955	20,027	406.4%
Data	1,462	9,976	582.4%
Sales of terminals	710	5,617	691.1%

Sub total	6,127	35,620	481.4%
% of Company’s operating revenue	3.3%	17.0%

	As at 31 December
Subscriber	2008	2009	Increase

Mobile subscribers (million)	27.91	56.09	101.0%

Sources: China Telecom 2009 Annual Report and other materials, as disclosed in the Company’s website

For the six months ended 30 June 2010, there were 18.43 million net added mobile subscribers and the total mobile subscribers reached 74.52 million by the end of the period. The Company achieved mobile revenue of RMB25.09 billion for the six months ended 30 June 2010, an increase of 56.8% over the same period up to 30 June 2009. We note that the Company continually registered significant growth in its CDMA Service in the first half of 2010.

Based on the foregoing, we are of the opinion that the CDMA New Caps for the years ending 31 December 2011 and 2012 is fair and reasonable, and in the interests of the Company and its Shareholders as a whole so far as the Company and the Shareholders are concerned.

4.	Annual review of transactions under the Telecom CDMA Lease

Under the Listing Rules, each year, the independent non-executive directors of the Company (“Independent Non-Executive Directors”) must review the transactions under the Telecom CDMA Lease and confirm in the Company’s annual report and accounts that the same have been entered into:

(1)	in the ordinary and usual course of business of the Company;

(2)	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) Independent Third Parties; and

(3)	on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company will also be required to comply with all other continuing obligations under the Listing Rules, including confirmation from its auditors that the CDMA New Caps have not been exceeded. In addition, in respect of the written agreements to be entered into, to the extent that the terms are materially different from those of the existing written agreement, the Company will publish an announcement and will re-comply with the reporting and announcement and/or independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

CONCLUSIONS AND RECOMMENDATION

Having analysed and considered the principal factors as set out above, we would like to draw Shareholders’ attention to the following key factors, which should be read in conjunction with, and interpreted in, the full context of the Circular, in arriving at our conclusion:

(i)	the Company has a historical unique relationship and long-term cooperation with China Telecommunications Corporation;

(ii)	The Company began to offer mobile service in the fourth quarter of 2008 using the Capacity leased from China Telecommunications Corporation. The Telecom CDMA Lease will expire on 31 December 2010. The renewal of the Telecom CDMA Lease will provide the Company with the exclusive rights to continue to use and operate the nationwide CDMA Network owned by China Telecommunications Corporation. This will support and facilitate the Company’s operation and development of the CDMA Service;

(iii)	Telecom CDMA Lease would allow the Company to use the CDMA Network without any immediate payment to acquire related facilities so that the financial burden of the Company would be reduced. In addition, Telecom CDMA Lease also grants the Company the right to purchase the CDMA Network at any time during the term of the lease or within one year after the expiry of the lease and at prices to be agreed between the two parties, which provides high degree of flexibility in term of the timing for the Company to acquire the CDMA Network (if the Company has this plan);

(iv)	the Company seeks to renew the Telecom CDMA Lease for a further term of two years to 31 December 2012. There are no other changes to the agreement;

(v)	the CDMA New Caps for the years ending 31 December 2011 and 2012 are RMB21 billion and RMB33 billion respectively, which are determined with reference to, inter alia, the actual aggregate amounts transacted in 2009 and the six months ended 30 June 2010, and the further potential to grow the number of CDMA subscribers and revenue by fully implementing the Company’s strategy to utilise its resources;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(vi)	the services in relation to the Transactions will be subject to annual review by the Independent Non-Executive Directors who will confirm whether the services are carried out in the ordinary and usual course of business of the Company, on normal commercial terms or on terms no less favourable to the Company than terms available to or from Independent Third Parties, and on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

Based on the above, we are of the opinion that the renewal of the Telecom CDMA Lease is in the ordinary and usual course of business and that the terms of the renewal of the Telecom CDMA Lease and the CDMA New Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and its Shareholders as a whole. Therefore, we advise the Independent Shareholders and the Independent Board Committee to recommend that the Independent Shareholders, to vote in favour of the ordinary resolution to be proposed at the EGM in relation to the Transactions.

Yours faithfully, For and on behalf of ING BANK N.V. Wang Chang Hong Managing Director

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS AND ASSETS

(i)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group, apart from their service contracts.

(ii)	As at the Latest Practicable Date, none of the Directors or Supervisors had any direct or indirect interest in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3.	DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, none of the Directors or Supervisors had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning in Part XV of the SFO) which are (1) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); (2) required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (3) required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

As at the Latest Practicable Date, save that Mr. Wang Xiaochu, Mr. Shang Bing, Madam Wu Andi, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin were employees of China Telecommunications Corporation and Mr. Li Jinming was the chairman of Guangdong Rising Assets Management Co., Ltd., none of the Directors or Supervisors was a director or employee of a company which has any interests or short positions in the shares and underlying shares of equity derivatives or debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX	GENERAL INFORMATION

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5.	COMPETING INTEREST

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors and his/her respective associate(s) was interested in any business apart from the Group’s business, which competes or is likely to compete, either directly or indirectly, with the Group’s business.

6.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2009, being the date to which the latest published audited consolidated financial statements of the Group were made up.

7.	QUALIFICATIONS AND CONSENTS

The following are the qualifications of the Independent Financial Adviser who has given opinions or advice contained or referred to in this circular:

Name	Qualifications

ING	A registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

ING issued a letter dated 8 September 2010 for the purpose of incorporation in this circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders.

ING has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, and references to its name in the form and context in which it appears.

As at the Latest Practicable Date, ING held 292,000 H Shares, representing approximately 0.0004% of the total issued share capital of the Company. Save as disclosed above, as at the Latest Practicable Date, ING was not beneficially interested in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX	GENERAL INFORMATION

8.	MISCELLANEOUS

(i)	The Company Secretary is Mr. Yung Shun Loy, Jacky (FCPA, FCCA, CPA (Aust)).

(ii)	The registered office and head office of the Company is 31 Jinrong Street, Xicheng District, Beijing 100033, PRC.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, Central, Hong Kong during normal business hours on any business day from the date of this circular until 22 September 2010:

(i)	the Articles of Association;

(ii)	the letter from the Independent Board Committee;

(iii)	the letter from the Independent Financial Adviser;

(iv)	the letter of consent from the Independent Financial Adviser;

(v)	the Telecom CDMA Lease;

(vi)	the supplemental agreement of the Telecom CDMA Lease; and

(vii)	this circular.

Exhibit 1.2

NOTICE OF THE EGM

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 31 Jinrong Street, Xicheng District, Beijing, the People’s Republic of China (the “PRC”) on 25 October 2010 at 10:00 a.m., for the purpose of considering and, if thought fit, passing the following ordinary resolution:

ORDINARY RESOLUTION

“THAT the continuing connected transactions contemplated under the Telecom CDMA Lease and its supplemental agreement, a copy of which has been initialled by the chairman of this meeting (the “Chairman”) and for the purpose of identification marked “A”, together with the proposed Annual Caps be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

By Order of the Board
China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC, 8 September 2010

Notes:

(1)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:30 p.m. on 24 September 2010 and then register as Shareholders on the register of members of the Company are entitled to attend the EGM.

(2)	Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at the EGM. A proxy needs not be a Shareholder.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H Shares not less than 24 hours before the designated time for the holding of the EGM or any adjournment thereof. Completion and return of a form of proxy will not preclude a Shareholder from attending in person and voting at the EGM if he so wishes.

B-1

The address of the share registrar for the Company’s H Shares is as follows:

Computershare Hong Kong Investor Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

The address of the Office of the Board is as follows:

31 Jinrong

Street Xicheng

District Beijing

100033

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

(4)	All resolutions proposed at the EGM will be voted by way of poll.

(5)	The registration procedure for attending the EGM:

(a)	Shareholders attending the EGM in person or by proxy shall present their identity certification. If the attending Shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the EGM.

(b)	Shareholders intending to attend the EGM shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 4 October 2010.

(6)	Closure of the register of members:

The register of members of the Company will be closed from 25 September 2010 to 25 October 2010 (both dates inclusive).

(7)	The EGM is expected to last for half a day and the Shareholders (in person or by proxy) attending the EGM shall be responsible for their own transport and accommodation expenses.

(8)	As of the date of this notice, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

B-2